UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Tuxis Corporation
________________________________________________________________________________________________
(Name of Issuer)

Common Stock, $0.01 par value
________________________________________________________________________________________________
(Title of Class Securities)

901 14 4 105
_______________________________________________________________________________________________
(CUSIP Number)

Milton C. Ault, III
Ault Glazer Bodnar Investment Management, LLC
1800 Century Park East, Suite 200, Los Angeles, CA 90067
(310) 895-7778
________________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 24th, 2006
________________________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 901 14 4 105	SCHEDULE 13D

1. Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Ault Glazer Bodnar Investment Management LLC
95-4696208
___________________________________________________________________________________________________________________________
2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒
__________________________________________________________________________________________________________________________
3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization   Delaware
___________________________________________________________________________________________________________________________________________

Number of Shares Bene-ficially Owned by Each Reporting Person With:	7. Sole Voting Power _0
8. Shared Voting Power 65,400
9. Sole Dispositive Power 0
10. Shared Dispositive Power 65,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person 65,400

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)   Approximately 6.6% (based upon approximately 984,000 shares outstanding as of May 1, 2006, as disclosed in Tuxis Corporation’s quarterly report to shareholders on Form 10 QSB, as filed with the SEC on May 15, 2006)

14. Type of Reporting Person (See Instructions)

IA/HC

CUSIP No. 901 14 4 105	SCHEDULE 13D

1. Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Milton C. Ault, III

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3. SEC Use Only

4. Source of Funds (See Instructions)  OO and PF

5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization    USA

Number of Shares Bene-ficially Owned by Each Reporting Person With:	7. Sole Voting Power _0 _
8. Shared Voting Power 65,400
9. Sole Dispositive Power __0__
10. Shared Dispositive Power 65,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person 65,400
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☒

13. Percent of Class Represented by Amount in Row (11)  Approximately 6.6% (based upon approximately 984,000 shares outstanding as of May 1, 2006, as disclosed in Tuxis Corporation’s quarterly report to shareholders on Form 10 QSB, as filed with the SEC on May 15, 2006)

14. Type of Reporting Person (See Instructions)

IN

Ault Glazer Bodnar Investment Management LLC, a Delaware limited liability company (“Adviser”), and Milton C. Ault, III (“Ault”), pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), hereby file this amended Schedule 13D (the “Statement”) with the Securities and Exchange Commission amending Schedule 13D Amendment No. 9  filed on May 22, 2006, 2006 to reflect additional  transaction history. The Adviser and Ault are collectively referred to herein as the “Reporting Persons”.

Item 1. Security and Issuer

This Statement relates to the Common Stock, $0.01 par value (the “Common Stock”), issued by Tuxis. The principal executive offices of Tuxis are located at 11 Hanover Square, New York, NY 10005.

Item 2. Identity and Background

The Reporting Persons are as follows:

Name: Ault Glazer Bodnar Investment Management LLC
Place of Organization: Delaware
Principal Business: Investment Adviser
Address: 1800 Century Park East, Suite 200, Los Angeles, CA 90067
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None

Name: Milton C. Ault, III
Address: 1800 Century Park East, Suite 200, Los Angeles, CA 90067
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Pursuant to Rule 13d-3 of the 1934 Act, Adviser may be deemed to beneficially own approximately 65,400 shares of Tuxis Common Stock held by certain individually managed accounts and private investment funds (the “Advisory Clients”) over which Adviser holds discretionary voting and investment authority. Adviser disclaims beneficial ownership of all shares of Tuxis Common Stock held on behalf of such Advisory Clients.

Ault is the Chief Investment Officer of Adviser. As a result, pursuant to Rule 13d-3 of the 1934 Act, Ault may be deemed to beneficially own the shares of Tuxis Common Stock beneficially owned by the Adviser as a result of the executive positions he holds with the Adviser. Mr. Ault disclaims beneficial ownership over all shares of Tuxis Common Stock imputed to him by virtue of his positions with the Adviser.

Based upon Ault’s positions with the Adviser, and pursuant to Rule 13d-5(b) of the 1934 Act, each of Ault and the Adviser may be deemed to be acting as a group for the purpose of acquiring, holding, voting or disposing of shares of Tuxis Common Stock. As a result, each Reporting Person may individually be deemed to beneficially own the aggregate number of shares of Tuxis Common Stock collectively held by both of the Reporting Persons. Each of Ault and the Adviser disclaim beneficial ownership of all shares of Tuxis Common Stock imputed to them by virtue of their designation as members of a group under Rule 13d-5(b) of the 1934 Act.

Item 3. Source and amount of Funds or other Consideration

The aggregate amount of funds used by Adviser to purchase shares of Tuxis Common Stock was approximately $425,100. Such amount was derived from the Advisory Clients.

Item 4. Purpose of Transaction

On March 7, 2005, Ault, acting solely in his capacity as Chief Investment Officer and managing member of Adviser, contacted the management of Tuxis to recommend that Tuxis management explore a number of potential alternatives to enhance shareholder value. Specifically, Ault, on behalf of Adviser and the Advisory Clients, recommended that Tuxis management explore the possibility of effecting one or more of the following changes:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation;

•	a sale or transfer of a material amount of assets of Tuxis;

•	a change in the present board of directors or management of Tuxis, including potentially changing the number of directors or the term of office of such directors;

•	a material change in the present capitalization or dividend policy of Tuxis;

•	deregistration of the Common Stock of Tuxis from the American Stock Exchange; and/or

•	termination of the registration of the Common Stock of Tuxis under the Securities Exchange Act of 1934, as amended, pursuant to Section 12(g)(4) thereunder.

The Reporting Persons continue to have concerns regarding the ability and willingness of current Tuxis management to maximize shareholder value. To that end, Ault, on behalf of the Reporting Persons,  forwarded a letter to the Board of Directors of Tuxis, dated May 5, 2005, addressing the Reporting Persons’ concerns regarding the present direction of the Tuxis. A copy of that correspondence was attached as Exhibit B to Amendment No. 1 to this Schedule 13D, filed May 5, 2005.

The Reporting Persons, continue to recommend that Tuxis management work with the Reporting Persons to unlock what the Reporting Persons believe to be the true shareholder value of Tuxis.

The Reporting Persons may seek to actively participate in facilitating one or more of the above-referenced changes, though no specific transactions are contemplated at the present time.

The Reporting Persons are filing this Amendment No. 10 to such Schedule 13D to reflect the decrease in the Reporting Persons’ relative beneficial ownership of Tuxis’ outstanding shares of Common Stock resulting from such additional sales, as required by Rule 13d-2(a) of the 1934 Act.

Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of Tuxis from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also dispose of shares of Common Stock of Tuxis from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Person or persons affiliated therewith may also enter into transactions directly with Tuxis with respect to the acquisition or disposition of shares, or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to Tuxis and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

Item 5. Interest in Securities of the Issuer

(a)  Pursuant to Rule 13d-5(b) of the 1934 Act, each Reporting Person may be deemed as an individual to beneficially own the aggregate number of shares held by the Reporting Persons as a group. As a result, each Reporting Person may be deemed to beneficially own, as of the date hereof, approximately 65,400 shares of Tuxis Common Stock, representing approximately 6.6% of Tuxis’ total number of outstanding shares. The percentage of Common Stock owned, as reported in this Statement, was calculated based upon the approximate total number of outstanding shares of Common Stock as of  May 1, 2006 (984,000) as disclosed by Tuxis in its quarterly report to shareholders on Form 10 QSB, filed with the SEC on May 15, 2006, which represents the most recent available public filing containing such information.

(b)  The respective responses of each Reporting Person to Items 7 through 11 set forth on the cover page of this Statement, which relate to beneficial ownership of shares of the Tuxis Common Stock, are incorporated herein by reference.

(c)  Below is a list of each transaction in shares of Tuxis Common Stock that involved a Reporting Person during the previous sixty days.

Name	Transaction Date	Company	Transaction Type	Amount Bought or Sold	Transaction Price	Broker

Ault Glazer Bodnar Investment Management LLC	4/5/06	Tuxis Corporation	Buy	1,500	$6.8747	BEST
Ault Glazer Bodnar Investment Management LLC	4/12/06	Tuxis Corporation	Buy	2,600	$6.4500	BEST
Ault Glazer Bodnar Investment Management LLC	4/13/06	Tuxis Corporation	Buy	1,000	$6.5640	BEST
Ault Glazer Bodnar Investment Management LLC	4/17/06	Tuxis Corporation	Buy	300	$6.6167	BEST
Ault Glazer Bodnar Investment Management LLC	4/18/06	Tuxis Corporation	Buy	2,000	$7.0010	BEST
Ault Glazer Bodnar Investment Management LLC	4/25/06	Tuxis Corporation	Buy	1,000	$7.00	BEST
Ault Glazer Bodnar Investment Management LLC	4/27/06	Tuxis Corporation	Sell	300	$6.95	BEST
Ault Glazer Bodnar Investment Management LLC	4/28/06	Tuxis Corporation	Buy	100	$6.700	BEST
Ault Glazer Bodnar Investment Management LLC	5/5/06	Tuxis Corporation	Buy	300	$6.900	BEST
Ault Glazer Bodnar Investment Management LLC	5/18/06	Tuxis Corporation	Buy	1,700	$6.65	BEST
Ault Glazer Bodnar Investment Management LLC	5/19/06	Tuxis Corporation	Sell	4,000	$6.5	BEST
Ault Glazer Bodnar Investment Management LLC	5/23/06	Tuxis Corporation	Sell	1,200	$6.6433
Ault Glazer Bodnar Investment Management LLC	5/23/06	Tuxis Corporation	Sell	1,400	$6.6014
Ault Glazer Bodnar Investment Management LLC	5/24/06	Tuxis Corporation	Sell	49,000	$6.2708
Ault Glazer Bodnar Investment Management LLC	5/25/06	Tuxis Corporation	Sell	14,300	$6.2222
Ault Glazer Bodnar Investment Management LLC	5/30/06	Tuxis Corporation	Sell	5,800	$6.1876

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth in this Statement, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of Tuxis.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement Pursuant to Rule 13d-1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 31, 2006

                Ault Glazer Bodnar Investment
                Management LLC

                /s/ Milton C. Ault III _____________
                Milton C. Ault, III, Manager

                Milton C. Ault, III

                 /s/ Milton C. Ault III ____________

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer”. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: May 31, 2006

                Ault Glazer Bodnar Investment
                Management LLC

                /s/ Milton C. Ault III _____________
                Milton C. Ault, III, Manager

                Milton C. Ault, III

                 /s/ Milton C. Ault III ____________